Exhibit 99.1

Decent Holding Inc. Announces Strategic Cooperation to Expand AI-Enabled Community Healthcare Network in China

Hong Kong – March 10, 2026 – Decent Holding Inc. (Nasdaq: DXST) (“Decent” or the “Company”), an established wastewater treatment services provider that recently entered the senior health and wellness sector, today announced that its subsidiary, Suncare (Shanghai) Health Technology Co., Ltd. ("Suncare"), has entered into a strategic cooperation agreement with a regional senior care operator in China.

Following the official launch of Suncare’s AI-driven digital health platform last week, this partnership aims to integrate wellness programs and digital health solutions into established local networks. The agreement is expected to expand Suncare’s growing footprint by approximately 70 community service locations across several provinces in eastern and northern China.

Each location typically serves residential communities of approximately 30,000 to 100,000 people, offering preventive health consultations, lifestyle management services, and aging support. The Company’s management views this collaboration as an initial step toward scaling Suncare's "online-to-offline" (O2O) ecosystem to deliver digitally integrated care at the community level.

“Following the recent introduction of our Suncare platform, this collaboration represents an early but important milestone in building our community healthcare network,” said Mr. Dingxin Sun, Chairman of the Company. “By partnering with established local operators, we aim to efficiently deploy our digital health solutions and make preventive care more accessible to seniors.”

Driven by China’s rapidly aging population, the Company believes that integrating AI technology with physical service locations will help address the growing demand for community-based wellness management.

The Company expects this partnership to strengthen Suncare’s community healthcare network while creating additional opportunities to expand its AI-driven health management services and digital healthcare solutions.

About Decent Holding

Decent Holding Inc. specializes in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

The Company has started developing an AI-enabled community healthcare platform that integrates digital technology with localized health service networks. Through its operating subsidiary, Suncare, the Company aims to provide community-based health management services, wellness consultation, and digital healthcare solutions designed to enhance healthcare accessibility and improve quality of life.

For more information, please visit: https://ir.dxshengtai.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and all other factors discussed in the ”Risk Factors“ section of the Company’s latest Annual Report on Form 20-F filed with the SEC, available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

WFS Investor Relations Inc

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)